United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INSURAGUEST TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia

(Province or other jurisdiction of incorporation or organization)

6411

(Primary Standard Industrial Classification Code Number (if applicable))

(I.R.S. Employer Identification Number (if applicable))

Suite 1140 - 625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada

(604) 685-4745

(Address and telephone number of Registrant’s principal executive offices)

InsuraGuest Technologies, Inc. 6465 South 3000 East, Suite 101, Salt Lake City, Utah 84121 USA

(604)685-4745

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Security	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	65,048,925	$0.011	$650,489	$96.01

(1)	Based on the Canadian offering price of Cdn$0.0125 converted using the daily exchange rate as published by the Bank of Canada on December 7, 2023 of U.S. $1.00 = Cdn$1.3597 and rounded to the nearest $0.01 US.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

INSURAGUEST

TECHNOLOGIES INC.

RIGHTS OFFERING NOTICE

Notice to security holders – March 15, 2024

The purpose of this notice is to advise holders of common shares (the “InsuraGuest Shares” or “Common Shares”) of InsuraGuest Technologies Inc. (“InsuraGuest”) of a proposed offering of rights (“Rights”) of InsuraGuest (the “Rights Offering”).

References in this notice to we, our, us and similar terms mean InsuraGuest. References in this notice to you, your and similar terms mean to InsuraGuest shareholders.

We currently have a working capital deficiency. We require 52.3% of the Rights Offering to last 12 months.

Douglas Anderson (“Anderson”), who directly and indirectly owns 19,216,166 common shares, (approximately 29.54% of the outstanding InsuraGuest Shares), will subscribe for and purchase at the Subscription Price (as defined herein) all InsuraGuest Shares to which he is entitled under the Rights Offering (the “Basic Subscription Privilege”), Anderson will subscribe for 19,216,166 of all InsuraGuest Shares available under the Rights Offering for the gross proceeds of $240,202 CAD. In addition, pursuant to that certain standby purchase agreement dated ● by and between InsuraGuest and Anderson (the “Standby Purchase Agreement”), Anderson will purchase at the Subscription Price, up to an additional 14,783,834 InsuraGuest Shares (that would otherwise be issuable upon exercise of Rights offered under the Rights Offering) that are not otherwise subscribed for by holders of Rights pursuant to their Basic Subscription Privilege and Additional Subscription Privilege. As a result of these conditions the Company will receive proceeds of not less than $425,000.

Proceeds from the Rights Offering will be used for general working capital. 1. Who can participate in the Rights Offering?

Each eligible shareholder of record as at 5:00 p.m. (Vancouver time) on March 25, 2024 (the “Record Date”) may participate in the Rights Offering.

2. Who is eligible to receive Rights?

The Rights will be offered to the Holders of InsuraGuest Shares.

3. How many Rights are we offering?

We are offering a total of 65,048,925 Rights to purchase 65,048,925 Common Shares pursuant to the Rights Offering.

4. How many Rights will you receive?

Each Holder will receive one (1) Right for every one (1) Common Share of InsuraGuest held. Each Right will be exercisable into one Common Share. No fractional Rights will be issued. No fractional Common Shares will be issued, In the event that a subscription may result in a fractional share it will be rounded up to the nearest whole share number.

5. What does one Right entitle you to receive?

Before the Expiry Time (as defined below), you will be entitled to purchase one Common Share for every one Right held at a subscription price of $0.0125 (the “Subscription Price”) per Common Share (the “Basic Subscription Privilege”) until 5:00 p.m. (Vancouver time) on April 29, 2024 (the “Expiry Time”). US resident shareholders will have the option to subscribe at the equivalent US$ price of $0.0093 per common share.

Any Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the Subscription Price (the “Additional Subscription Privilege”). The Common Shares available under the Additional Subscription Privilege will be the Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by April 29, 2024.

Any Holder who exercises their Rights must enclose payment by certified cheque, bank draft, bank transfer or money order payable to the order of Endeavor Trust Corporation (the “Subscription Agent”), the subscription agent retained by InsuraGuest in connection with the Rights Offering. Any excess funds will be returned without interest or deduction.

6. How will you receive your Rights?

If you are a registered holder of Common Shares, a Direct Registration System (“DRS”) advice (the “DRS Advice”) representing the total number of Rights which you are entitled to as at the Record Date is enclosed with this notice.

7. When and how can you exercise your Rights?

If you are a registered Holder who receives a DRS Advice, you must complete and deliver the rights subscription form accompanying your DRS Advice on or before 5:00 pm (Vancouver Time) on April 29, 2024. Rights not exercised at or before the Expiry Time will be void and of no value. The Rights will not be listed on any share exchange.

Only registered Holders will be provided with a DRS Advice. If you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (each, a “Participant”) in the book-based system administered by CDS Clearing and Depositary Services Inc. (“CDS”) or Depository Trust Company (“DTC”), Rights will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC, as the case may be. InsuraGuest expects that each beneficial Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. Participants may establish their own deadlines for receiving instructions prior to the Expiry Time and you should therefore immediately contact your Participant to instruct them to exercise or transfer your Rights.

If you are a beneficial Holder, you must arrange exercises or transfers of Rights through your Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on your behalf. Please contact your Participant for further details and instructions. We expect that each beneficial Holder will receive a customer confirmation of issuance or purchase, as applicable, from their Participant through which the Rights are issued in accordance with the practices and policies of such Participant.

Subscriptions for Common Shares made in connection with the Rights Offering will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

8. What are the next steps?

This notice contains key information that you should know about InsuraGuest. You can find more details in our Rights Offering Circular, a copy of which can be obtained on InsuraGuest’s profile at SEDAR.com or at https://www.insuraguest.com. You can also ask your dealer representative for a copy or contact Logan Anderson at 604 685-4745 or isgirightsoffering@gmail.com. You should read the Rights Offering Circular, along with our continuous disclosure record, to make an informed decision. Holders in the United States should also review the InsuraGuest’s Registration Statement on Form F-7 filed with the United States Securities and Exchange Commission that can be found at www.sec.gov.

DATED March 15, 2024.

“Logan Anderson”

LOGAN ANDERSON

Chief Financial Officer and Director InsuraGuest Technologies Inc.

* * * *

Please read this material carefully as you are required to make a decision prior to 5:00 p.m. (Vancouver time) on April 29, 2024.

This rights offering circular (this “Circular”) is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular that we referred to in the rights offering notice dated (the “Notice”), which you should have already received. Your rights direct registration system advice (“DRS Advice”) and relevant forms were enclosed with the Notice. This Circular should be read in conjunction with the Notice and our continuous disclosure prior to making an investment decision.

This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The rights offering (the “Rights Offering”) is not being made to, nor will deposits be accepted from or on behalf of Shareholders (as defined herein) in any jurisdiction in which the making or acceptance of the Rights Offering would not be in compliance with the laws of such jurisdiction. However, InsuraGuest may, in its sole discretion, take such action as it may deem necessary to extend the Rights Offering in any such jurisdiction.

Rights Offering Circular	March 15, 2024

INSURAGUEST TECHNOLOGIES INC.

(a company incorporated under the laws of British Columbia)

OFFERING OF RIGHTS TO SUBSCRIBE FOR 65,048,925 INSURAGUEST SHARES FOR GROSS PROCEEDS OF CDN $813,112

References in this Circular to “we”, “our”, “us” and similar terms mean InsuraGuest Technologies Inc. (“InsuraGuest” or the “Company”). References in this Circular to “you”, “your” and similar terms mean holders of the issued and outstanding common shares (the “InsuraGuest Shares”) of InsuraGuest (the “Shareholders”). Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.

We currently have a working capital deficiency. We require 52.3% (34,000,000) of the Rights Offering to last twelve (12) months. See “Use of Available Funds”.

Doug Anderson (the “Standby Purchaser”), who owns directly and indirectly approximately 29.54% of the outstanding InsuraGuest Shares, subject to certain terms and conditions and limitations as provided for in the standby purchase agreement dated February 7, 2024 entered into by and between the Company and The Standby Purchaser (the “Standby Purchase Agreement”), has agreed to exercise his Basic Subscription Privilege (as defined herein) in full and to purchase at the Subscription Price (as defined herein), that number of InsuraGuest Shares equal to the difference, if any, of 52.3% of the InsuraGuest Shares Offering and the number of InsuraGuest Shares subscribed for by other persons under the Offering plus the number subscribed by him pursuant to the Basic Subscription Privilege (as defined herein). The Standby Purchaser may terminate the Standby Purchase Agreement prior to the Expiry Time (as defined herein) in certain circumstances. See “Standby Commitment”.

This Rights Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Circular in accordance with the disclosure requirements under Canadian securities laws. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements included herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Public Company Accounting Oversight Board auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Such Shareholders are encouraged to consult their tax advisors in that regard.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is organized under the laws of British Columbia, Canada and that certain of its officers and directors are residents of Canada, or otherwise reside outside the United States, and that a substantial portion of the assets of said persons are located outside the United States.

THE SECURITIES OFFERED UNDER THIS RIGHTS OFFERING HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

FORWARD-LOOKING STATEMENTS

This Circular contains “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, that address activities, events or developments that we believe, expect or anticipate will or may occur in the future are forward-looking statements. When used in this Circular, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Forward-looking statements in this include, without limitation, statements with respect to: our expectations regarding the estimated costs of the Rights Offering and the net proceeds to be available upon completion; the use of proceeds from the Rights Offering; the availability of funds from sources other than the Rights Offering; the potential shareholdings of the various Shareholders, including the Standby Purchaser; and the future business and activities of the Company (including the continued listing of the InsuraGuest Shares on the TSXV) set out herein.

Forward-looking statements are subject to a number of risks and uncertainties that may cause InsuraGuest’s actual results to differ materially from those discussed in the forward-looking statements and, even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, InsuraGuest. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and cost of funds, uncertainties relating to closing of the Rights Offering and any commitments, the value of the Rights, delays in obtaining or failure to obtain required approvals to complete the Rights Offering, market risks in the business operated by us and other risks related to our business and the Rights Offering. Many of these factors are beyond the control of the Company.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, InsuraGuest disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although we believe that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty.

The Company qualifies all the forward-looking statements contained in this Circular by the foregoing cautionary statements.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this Circular?	We are issuing to the Shareholders (“Holders”) of record at the close of business on March 25, 2024, (the “Record Date”) rights (“Rights”) to subscribe for InsuraGuest Shares on the terms described in this Circular. The purpose of this Circular is to provide you with additional details about the Rights Offering referred to in the Notice, a copy of which has been filed on SEDAR+ at https://www.sedarplus.ca/ and on EDGAR at www.sec.gov and on the Company’s website at https://www.insuraguest.com and will be mailed to Shareholders on or about March 25, 2024 along with information about your rights and obligations in respect of this Rights Offering.

What is being offered?	Each Holder will receive one (1) Right for every one (1) InsuraGuest Share held. Each Right will be exercisable into one (1) InsuraGuest Share. No fractional rights or InsuraGuest Shares will be issued.

What does one Right entitle you to receive?	A Holder is entitled to purchase one (1) InsuraGuest Share for every Right held at a subscription price (the “Subscription Price”) of $0.0125 CAD per InsuraGuest Share (the “Basic Subscription Privilege”) until 5:00 p.m. (Vancouver time) on April 29, 2024 (the “Expiry Time”). US resident shareholders will have the option to subscribe in US funds at the US equivalent price of $0.0093 US per common share.

If you exercise all of your Rights under the Basic Subscription Privilege, you will also have the additional privilege of subscribing, to the extent available, pro rata, for additional InsuraGuest Shares (the “Additional InsuraGuest Shares”) at the Subscription Price (the “Additional Subscription Privilege”). The Additional InsuraGuest Shares available under the Additional Subscription Privilege will be the InsuraGuest Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by the Expiry Time.

What is the Subscription Price?	$0.0125 CAD ($0.0093 USD) per InsuraGuest Share.

When does the Rights Offering expire?	5:00 p.m. (Vancouver time) on April 29, 2024. Rights not validly exercised and received by Endeavor Trust Corporation. (the “Subscription Agent”) before the Expiry Time will be void and have no value and will no longer be exercisable for any InsuraGuest Shares.

What are the significant attributes of the Rights issued under the Rights Offering and the securities to be issued upon the exercise of the Rights?	The Rights permit the holders thereof to subscribe for and purchase from InsuraGuest an aggregate of 65,048,925 InsuraGuest Shares. Until 12:00 p.m. (Vancouver time) on April 29, 2024 the Rights will not trade on any stock exchange.

We are authorized to issue an unlimited number of Insuraguest Shares. Shareholders are entitled to dividends, if, as and when declared by our directors, to one (1) vote per Insuraguest Share at meetings of Shareholders, and, upon liquidation, to receive such assets of the Company as are distributable to the Shareholders.

What are the minimum and maximum number or amount of InsuraGuest Shares that may be issued under the Rights Offering?	There is a minimum offering of 34,000,000 shares for proceeds of $425,000 CAD.

Up to a maximum of 65,048,925 InsuraGuest Shares are issuable upon the exercise of Rights for gross proceeds of up to $813,112.

See also “Standby Commitment” for a description of certain limits and conditions in respect of The Standby Purchaser.

Where will the Rights and the securities issuable upon the exercise of the Rights be listed for trading?	The InsuraGuest Shares are listed on the TSXV under the symbol “ISGI”. The Rights will be transferable but will not be listed on any exchange.

Who is the Standby Purchaser and what is the Standby Commitment?	Under the Standby Purchase Agreement, the Standby Purchaser, the Company’s largest Shareholder, who owns approximately 29.54% of the outstanding InsuraGuest Shares, subject to certain terms and conditions and limitations, has agreed to exercise his Basic Subscription Privilege in full and within five business days of the Expiry Date, the Standby Guarantor shall purchase such number of the Common Shares that remain unsubscribed for by holders which when aggregated with the amount purchased by holders and the amount purchased by the Guarantor under his basic subscription privilege shall equal 52.3% of the shares offered to a maximum of 14,783,834 additional common shares. (This will insure that the Company receives the minimum subscription offering of 34,000,000 shares for proceeds of $425,000 CAD) In consideration of the agreement of the Standby Purchaser to purchase the InsuraGuest Shares as provided in the Standby Purchase Agreement (the “Standby Shares”) (being 25% of the number of shares to be purchased excluding the amounts the Standby Purchaser was entitled to purchase under his basic subscription privilege and his additional subscription privilege), a warrant to purchase up to 311,209 InsuraGuest Shares at a price of $0.05 per share for a period of 5 years from closing of the Right’s Offering.

The Standby Purchaser may terminate the Standby Purchase Agreement under certain circumstances. If the Standby Purchase Agreement is terminated, the Standby Purchaser would no longer be obligated to provide the Standby Commitment or exercise its Basic Subscription Privilege in full. See “Standby Commitment”.

Use of Proceeds	Upon closing of the Rights Offering and following payment of costs related to the Rights Offering, the Company intends to use its available funds for (a) payment of costs related to the Rights Offering (b) repayment of outstanding indebtedness and (c) general corporate purposes.

USE OF AVAILABLE FUNDS

What will our Available Funds be upon the closing of the Rights Offering?

The Company estimates that upon closing of the Rights Offering, it will have the following Available Funds (the “Available Funds Table”):

		52.3% Minimum	Assuming 75% of Rights Offering (through the exercise of Rights and/or the Standby Purchase Agreement)	Assuming 100% of Rights Offering (through the exercise of Rights and/or the Standby Purchase Agreement)
A	Amount to be raised by this Rights Offering	$425,000	$609,834	$813,112
B	Estimated Rights Offering costs (e.g., Legal, accounting, and subscription agent)	($35,000)	($35,000)	($35,000)
C	Available Funds: D = A – (B+C)	$390,000	$574,834	$778,112
D	Additional sources of funding. Cash flow from operations.	$550,000	$550,000	$550,000
E	Total	$940,000	$1,124,834	$1,328,112

Notes: Concurrent with the Rights Offering, the holders of $606,540 debt of the Company have agreed to settle their outstanding debt for 40,435,972 shares of the Company at $0.015 CAD per share, including 31,649,239 shares to insiders of the Company. The shares for debt transactions will close after the Record Date and accordingly will not be entitled to participate in the Rights Offering.

How will we use the Available Funds?

The following table provides a breakdown of how the Company will use the Available Funds:

Description of intended use of Available Funds listed in order of priority	52.3% Minimum	Assuming 75% of Rights Offering (through the exercise of Rights and/or the Standby Purchase Agreement)	Assuming 100% of Rights Offering (through the exercise of Rights and/or the Standby Purchase Agreement)
Accounts Payable	$380,778	$380,778	$380,778
Promissory Notes	$51,500	$51,500	$51,500
Profession Fees (legal/accounting/audit etc)	$259,996	$259,996	$311,995
Marketing and Advertising	$106,479	$141,972	$170,366
Office Admin and General	$110,588	$176,024	$211,229
Reserved for working Capital	$30,659	$114,564	$202,244
Total (Equal to E in Available Funds Table above)	$940,000	$1,124,834	$1,328,112

Notes:

(1) The Company also has ongoing cash flow from operations estimated to be $550,000 for the next 12 months. This number will likely increase with additional advertising expenditures.

(2) Accounts payable to be paid out of proceeds are as follows:

a) Legal	$68,000

b) Accounting Audit	$52,000

(3) The following insider debt will be paid out of the proceeds:

a) Reed Wright	$64,400

b) Charles Cayias	$24,933

c) Logan Anderson	$7,000

Use of Available Funds

As at December 31, 2023, the most recent month end, the Company had a working capital deficiency of $796,785. After the debt settlement described above the amount will be positive and will be used as set out in the tables above.

How long will the Available Funds last?

Assuming the minimum exercise of the Rights, the Company expects the Available Funds will be sufficient to cover expected expenditures over the next 12 months.

INSIDER PARTICIPATION

Will Insiders be participating?

Certain insiders (as defined in applicable Canadian securities laws), including The Standby Purchaser, have indicated their intention to participate in the Rights Offering. However, such insiders may alter their intentions before the Expiry Time.

The Standby Purchaser and its associates, directly or indirectly, own or control, 29.54% of the InsuraGuest Shares. The Standby Purchaser intends to exercise his Basic Subscription Privilege in full and may also, in his sole discretion, exercise its Additional Subscription Privilege. See “Standby Commitment”.

Who are the holders of 10% or more of the InsuraGuest Shares before and after the Rights Offering?

To our knowledge, no person or company beneficially owns or exercises control or direction, directly or indirectly, or will own or exercise control or direction, directly or indirectly, after the Rights Offering, 10% or more of the InsuraGuest Shares other than the following set out below:

	Holdings before the Rights Offering		Holdings after the Rights Offering
Name	Number of InsuraGuest Shares	%	Number of InsuraGuest Shares	%
Douglas K. Anderson	19,216,166	29.54%	53,216,166	53.73%

(1) Assuming no Shareholders other than The Standby Purchaser subscribe for InsuraGuest Shares under their Basic Subscription Privilege or Additional Subscription Privilege.

(2) These amounts do not include any shares under the shares for debt arrangement detailed above that may be issued to Douglas Anderson or his affiliates.

See “Standby Commitment” for additional details on the Standby Purchaser and its holdings.

DILUTION

If you do not exercise my Rights, by how much will your security holdings be diluted?

If you do not exercise all of your Rights pursuant to the Basic Subscription Privilege, your equity ownership in the Company will be diluted by the issuance of InsuraGuest Shares upon the exercise of Rights by other Shareholders and, if applicable, the Standby Purchaser, and your shareholdings will be diluted by 50%. In the event that none of the holders of Rights other than the Standby Purchaser exercises their Rights and 52.3% of the InsuraGuest Shares issuable upon the exercise of Rights held by such holders are purchased by the Standby Purchaser pursuant to the Standby Purchase Agreement, the Standby Purchaser will acquire 34,000,000 InsuraGuest Shares under the Rights Offering and, following the closing of the Rights Offering, will beneficially own 53,216,166 InsuraGuest Shares representing approximately 53.73% of the then outstanding InsuraGuest Shares.

SOLICITING DEALER

Who is the managing dealer / soliciting dealer and what are its fees?

We have not retained a managing dealer or a soliciting dealer for the Rights Offering.

STANDBY COMMITMENT

Who is the Standby Purchaser and what are the fees?

The Standby Purchaser is Douglas Anderson, the Company’s CEO and largest shareholder.

Under the Standby Purchase Agreement, the Standby Purchaser, subject to certain terms and conditions and limitations, has agreed to exercise his Basic Subscription Privilege in full and to purchase at the Subscription Price, that number of InsuraGuest Shares equal to the difference, if any, of (x) 52.3% of the total number of InsuraGuest Shares offered pursuant to the Rights Offering minus (y) the number of InsuraGuest Shares subscribed for pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege (the “Standby Commitment”).

The Standby Purchaser will exercise his Basic Subscription Privilege in full.

In consideration for the Standby Commitment, the Standby Purchaser will be entitled to a warrant upon the successful completion of the Rights Offering to purchase up to 311,209 InsuraGuest Shares for a period of 5 years at a price of $0.05 per share being 25% of the number of InsuraGuest Shares committed to be purchased by the Standby Purchaser in excess of his Basic Subscription Privilege, and additional subscription privilege pursuant to the Standby Commitment. The warrant will be issuable regardless of how many Standby Shares the Standby Purchaser purchases.

The Standby Purchaser is an “insider” and a “related party” of the Company (as such term is defined under applicable Canadian securities laws) by virtue of being a director and senior officer and having beneficial ownership of, or control or direction over, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to all of the Company’s outstanding voting securities.

What rights does the Standby Purchaser have?

The obligation of the Standby Purchaser to complete the subscription under the Rights Offering is subject to the following conditions, among others, being satisfied in full: (i) the Standby Purchase Agreement having not been terminated;(ii) the closing of the Rights Offering having occurred by May 15, 2024; and (iii) certain other customary closing conditions.

(a)	the Company fails to satisfy any of the applicable conditions set out in the Standby Purchase Agreement on or before the completion of the Rights Offering, including that the Rights Offering closing occurs on or before May 15, 2024;

(b)	the InsuraGuest Shares are de-listed or suspended or halted for trading for a period greater than one (1) business day for any reason by the TSXV at any time; or

(c)	the Rights Offering is otherwise terminated or cancelled.

If the Standby Purchase Agreement is terminated, then:

(a)	the parties’ obligations under the Standby Purchase Agreement will cease immediately, except certain customary sections of the Standby Purchase Agreement including the definitions, the confidentiality provisions, indemnification provisions and general provisions;

(b)	neither the Company nor the Standby Purchaser will have any claim against each other, provided however, that this limitation will not apply in respect of: (x) any fraud; or (y) a breach of the Standby Purchase Agreement which occurred on or prior to the termination of the Standby Purchase Agreement (which fraud or breach and liability therefore are not affected by the termination of the Standby Purchase Agreement); and

The Company has agreed to indemnify the Standby Purchaser for certain matters including any and all, direct or indirect losses, claims, damages, demands, costs, and expenses and other liabilities of any kind caused or incurred by reason of any misrepresentations or alleged misrepresentations in this Circular or the Registration Statement (as defined herein), any order made or any inquiry, investigation or proceeding instituted, threatened or announced based upon a misrepresentation in this Circular or the Registration Statement (as defined herein), noncompliance or alleged non-compliance with securities laws by the Company and any breach or default of the Company under the Standby Purchase Agreement.

Have we confirmed that the Standby Purchaser has the financial ability to carry out the Standby Commitment?

Yes. The Standby Purchaser has confirmed to the Company that he has the financial ability to carry out the Standby Commitment.

What are the security holdings of the Standby Purchaser before and after the Rights Offering?

If none of the holders of Rights (other than the Standby Purchaser) exercise their Rights, the Standby Purchaser will purchase 14,783,834 as Standby Shares pursuant to the Standby Commitment, The Standby Purchaser will acquire a total of 34,000,000 InsuraGuest Shares under the Rights Offering and, following the closing of the Rights Offering, will beneficially own 53,216,166 InsuraGuest Shares representing approximately 53.73% of the then outstanding InsuraGuest Shares.

See “Insider Participation” for more information on the security holdings of the Standby Purchaser before and after the Rights Offering.

The Standby Purchaser will have significant influence over the Company

The Standby Purchaser, or affiliates thereof, have and are expected to continue to have significant influence with respect to actions to be taken or approved by our directors, including with respect to certain mergers or business combinations, and with respect to matters to be sent to the Shareholders for approval, including without limitation the election and removal of directors, amendments to the Company’s constating documents and the approval of certain business combinations, and in considering such matters its interests may not always align with the interests of the other Shareholders, including without limitation with respect to matters such as the efficacy of the Company continuing to have the InsuraGuest Shares listed for trading on the TSXV. At a meeting held March 13, 2024 disinterested Shareholders of the Company approved the Standby Guarantor being a control person of the Company. Shareholders other than the Standby Purchaser will continue to have a limited role in the Company’s affairs. This concentration of holdings may cause the market price of the InsuraGuest Shares to decline, delay or prevent any acquisition or delay or discourage take-over attempts that Shareholders may consider to be favorable, or make it more difficult or impossible for a third-party to acquire control of the Company or effect a change in the board of directors and management.

Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Shareholders could receive a substantial premium over the then current market price for their InsuraGuest Shares. Subject to certain limits, the Standby Purchaser is not prohibited from selling a significant interest in us to a third party and may do so without your approval and, subject to applicable laws, without providing for a purchase of your InsuraGuest Shares.

The Standby Purchaser is not engaged as an underwriter in connection with the Rights Offering and has not been involved in the preparation of, or performed any review of, this Circular in the capacity of an underwriter. No underwriter has been involved in the preparation of this Circular or performed any review of the contents of this Circular.

HOW TO EXERCISE THE RIGHTS

Subscriptions for InsuraGuest Shares made in connection with this Rights Offering will be irrevocable.

How does a security holder that is a registered holder of InsuraGuest Shares participate in the Rights Offering?

If you are a registered holder of InsuraGuest Shares, you will receive a rights subscription form enclosed with a DRS Advice representing the total number of Rights to which you are entitled as at the Record Date. To exercise the Rights represented by the DRS Advice, you must complete and deliver the rights subscription form in accordance with the instructions set out below. Rights not exercised at or prior to the Expiry Time will be void and of no value. The method of delivery is at the discretion and risk of the holder of the Rights and delivery to the Subscription Agent will only be effective when documents are actually received by the Subscription Agent at its subscription office. Subscription forms and payments received after the Expiry Time will not be accepted. See “Appointment of Subscription Agent - Who is the Subscription Agent?”

In order to exercise your Rights you must:

1.	Complete and sign Box 1 on the Subscription Form. The maximum number of Rights that you may exercise under the Basic Subscription Privilege is equal to the number of Rights referenced on the DRS Advice. If you complete Box 1 so as to exercise some but not all of the Rights evidenced by the DRS Advice, you will be deemed to have waived the unexercised balance of such Rights. The rights subscription form will be enclosed with such advice.

2.	Additional Subscription Privilege. Complete and sign Box 2 on the rights subscription form only if you also wish to participate in the Additional Subscription Privilege and you have already exercised all of your Rights under the Basic Subscription Privilege. See “How to exercise the Rights - What is the Additional Subscription Privilege and how can you exercise this privilege?” below.

3.	Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Endeavor Trust Corporation. To exercise the Rights you must pay $0.0125 per InsuraGuest Share. In addition to the amount payable for any InsuraGuest Shares you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for any InsuraGuest Shares subscribed for under the Additional Subscription Privilege. US Resident holders may pay in US funds at the equivalent price of $0.0093 US per share.

4.	Delivery. Deliver or mail the completed DRS Advice and rights subscription form and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the office of the Subscription Agent set forth below before the Expiry Time. If you are mailing your documents, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the Rights holder must correspond in every particular way with the name that appears on the face of the DRS Advice.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription in our sole discretion. Subscriptions are irrevocable. We reserve the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of InsuraGuest Shares pursuant thereto could be unlawful. We also reserve the right to waive any defect in respect of any particular subscription. Neither we nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will we be liable for the failure to give any such notice.

How does a security holder that is not a registered holder of InsuraGuest Shares participate in the Rights Offering?

Only registered Holders will be provided with a DRS Advice. For Holders whose InsuraGuest Shares are held through a securities broker or dealer, bank or trust company or other participant (each, a “Participant”) in the book based system administered by CDS Clearing and Depositary Services Inc. (“CDS”) or Depository Trust Company (“DTC”) (such Shareholders being referred to as “Beneficial Holders”), Rights will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC, as the case may be. The Company expects that each Beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. A Beneficial Eligible Holder holding InsuraGuest Shares through a Participant may subscribe for InsuraGuest Shares by instructing the Participant holding its Rights to exercise all or a specified number of such Rights and forwarding the aggregate Subscription Price for each InsuraGuest Share subscribed for in accordance with the terms of the Rights Offering to the Participant which holds the Beneficial Eligible Holder’s Rights. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time. Beneficial Holders should contact their particular Participant for complete details on how to exercise their Basic Subscription Privilege and Additional Subscription Privilege.

The aggregate Subscription Price is payable by direct debit from the Beneficial Eligible Holder’s brokerage account or by electronic funds transfer or other payment mechanism satisfactory to the Participant. The entire Subscription Price for InsuraGuest Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiry Time. Accordingly, if a Beneficial Eligible Holder is subscribing through a Participant, such Beneficial Eligible Holder must deliver payment (by method described above) and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Rights on such Beneficial Eligible Holder’s behalf.

Participants that hold Rights for more than one Beneficial Eligible Holder may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the Beneficial Holders were registered holders of InsuraGuest Shares.

The Company and the Subscription Agent shall have no liability for: (a) the records maintained by CDS or DTC, as the case may be, or Participants relating to the Rights or the book-entry accounts maintained by CDS or DTC, as the case may be; (b) maintaining, supervising or reviewing any records relating to such Rights; (c) any advice or representation made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC, as the case may be; (d) any action to be taken by CDS, DTC or Participants; or (e) any failure by Participants to take any action or any matter relating to the Rights or the exercise thereof.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a DRS Advice.

Beneficial Holders whose InsuraGuest Shares are held through a Participant must arrange purchases or transfers of Rights and the exercise of Rights to purchase InsuraGuest Shares through their Participant. The Company anticipates that each such purchaser of a Right or InsuraGuest Shares will receive a customer confirmation of purchase from the Participant from whom such Right or InsuraGuest Shares is purchased in accordance with the practices and procedures of such Participant.

If mail is used for delivery of subscription funds to a CDS Participant, for the protection of the Beneficial Eligible Holder, registered mail return receipt requested should be used and sufficient time should be allowed to avoid the risk of late delivery. Any subscription for InsuraGuest Shares made in connection with this Rights Offering either directly or through a Participant will be irrevocable once submitted and subscribers will be unable to withdraw their subscriptions for InsuraGuest Shares once submitted.

Who is eligible to receive the Rights?

The Rights are being offered to all registered Shareholders of the Company.

What is the Additional Subscription Privilege and how can you exercise this privilege?

Registered holders of Rights

If you exercise all of your Rights under the Basic Subscription Privilege, you may subscribe for additional InsuraGuest Shares that have not been subscribed and paid for pursuant to the Basic Subscription Privilege pursuant to the Additional Subscription Privilege.

If you wish to exercise the Additional Subscription Privilege, you must first exercise your Basic Subscription Privilege in full by completing Box 1 on the rights subscription form for the maximum number of InsuraGuest Shares that you may subscribe for and also complete Box 2 on the rights subscription form, specifying the number of Additional InsuraGuest Shares desired. You must then send the subscription funds for the Additional InsuraGuest Shares under the Additional Subscription Privilege with your DRS Advice and rights subscription form to the Subscription Agent. The purchase price is payable by certified cheque, bank draft or money order payable to the order of Endeavor Trust Corporation. These funds will be placed in a segregated account pending allocation of the Additional InsuraGuest Shares, with any excess funds being returned by mail without interest or deduction.

If the aggregate number of Additional InsuraGuest Shares subscribed for by those who exercise their Additional Subscription Privilege is less than the number of available Additional InsuraGuest Shares, each such holder of Rights will be allotted the number of Additional InsuraGuest Shares subscribed for under the Additional Subscription Privilege.

If the aggregate number of Additional InsuraGuest Shares subscribed for by those who exercise their Additional Subscription Privilege exceeds the number of available Additional InsuraGuest Shares, each such holder of Rights will be entitled to receive the number of Additional InsuraGuest Shares equal to the lesser of:

1.	the number of Additional InsuraGuest Shares subscribed for by the holder under the Additional Subscription Privilege; and

2.	the product (disregarding fractions) obtained by multiplying the aggregate number of Additional InsuraGuest Shares available through unexercised Rights by a fraction, the numerator of which is the number of Rights previously exercised by the holder and the denominator of which is the aggregate number of Rights previously exercised by all holders of Rights who have subscribed for Additional InsuraGuest Shares under the Additional Subscription Privilege.

The effect of this allocation process is that the allocation of the Additional InsuraGuest Shares available through unexercised Rights will be allocated based on the relative amount of oversubscription, and not based on the number of InsuraGuest Shares held by the parties that elect to utilize the Additional Subscription Privilege.

As soon as practicable after the Expiry Time, the Subscription Agent will mail to each holder of Rights who completed a Box 2 on the rights subscription form a DRS Advice for the Additional InsuraGuest Shares which that holder has purchased and shall return to the holder any excess funds paid for the subscription of Additional InsuraGuest Shares by such holder under the Additional Subscription Privilege, without interest or deduction.

Beneficial holders of Rights

If you are a Beneficial Holder and you wish to exercise your Additional Subscription Privilege, you must deliver your payment and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on your behalf. Please contact your Participant for further details and instructions.

How does a Rights holder sell or transfer the Rights?

The Rights will be transferable but will not trade on any exchanges.

DRS Advices are in registered form. A holder of Rights may, rather than exercising such holder’s Rights to subscribe for InsuraGuest Shares, sell or transfer such Rights.

A holder of Rights who wishes to transfer such rights must obtain and duly complete a stock power of attorney form (the “Transfer Form”) from the Subscription Agent, have their signature guaranteed by an “eligible institution” to the satisfaction of the Subscription Agent, and must deliver the DRS Advice, a duly completed rights subscription form and Transfer Form to the transferee. An “Eligible Institution” means a major Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and members of the Investment Dealers Association of Canada. The signature of the transferee on any one or more of the forms on the rights subscription form must correspond exactly with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, the Company and the Subscription Agent will treat the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights for all purposes and will not be affected by notice to the contrary. A Transfer Form and rights subscription form so completed, together with the DRS Advice, should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the Rights.

If you are a beneficial holder, you must arrange for the transfer of Rights through CDS, DTC or otherwise.

If the Rights Offering does not proceed for any reason, although any payments made in connection with the exercise of Rights would be returned promptly to subscribers by the Subscription Agent without interest or deduction, all outstanding Rights would cease to be exercisable for InsuraGuest Shares and would lose all of their value. In such circumstances, any person who had purchased Rights in the market would lose the entire purchase price paid to acquire such Rights.

When can you trade securities issuable upon the exercise of the Rights?

The InsuraGuest Shares are listed on the TSXV under the symbol “ISGI”.

Are there restrictions on the resale of securities?

The Rights being issued hereunder and the InsuraGuest Shares issuable upon exercise of the Rights are being distributed by the Company pursuant to exemptions from the registration and prospectus requirements under Canadian securities laws.

Rights and the InsuraGuest Shares issuable upon exercise of such Rights distributed to Shareholders may be resold without hold period restrictions under the applicable securities laws provided that: (i) the sale is not by a “control person” of InsuraGuest; (ii) no unusual effort is made to prepare the market or create a demand for the securities being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling security holder is an insider or officer of InsuraGuest, the selling security holder has no reasonable grounds to believe that InsuraGuest is in default of securities laws.

Each holder is urged to consult his, her, their or its professional advisors to determine the exact conditions and restrictions applicable to trades of the Rights and the underlying InsuraGuest Shares.

The Company has filed with the SEC in the United States a registration statement on Form F-7 under the U.S. Securities Act (the “Registration Statement”) so that the InsuraGuest Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions.

Will the Company issue fractional securities upon exercise of the Rights?

There will be no fractional Rights or InsuraGuest Shares upon the exercise of Rights. If a subscription results in a fractional amount it will be rounded up to the nearest whole share.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should be aware that the acquisition and disposition of Rights and the underlying InsuraGuest Shares may have tax consequences in Canada as well as the jurisdiction where they reside which are not described herein. Accordingly, holders should consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Rights and the underlying InsuraGuest Shares having regard to their particular circumstances.

APPOINTMENT OF THE SUBSCRIPTION AGENT

Who is the Subscription Agent?

Endeavor Trust Corporation is the Subscription Agent for the Rights Offering. The Subscription Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise of the Rights.

What happens if we do not proceed with the Rights Offering?

If we terminate the Rights Offering, the Subscription Agent will return all funds held by it to holders of Rights that have subscribed for securities under the Rights Offering.

What happens if we do not receive funds from the Standby Purchaser?

The Company has entered into an agreement with the Subscription Agent under which the Subscription Agent will return the money held by it to holders of Rights that have subscribed for securities under the Rights Offering if the Company does not receive funds from the Standby Purchaser.

Offices of the Subscription Agent

By Mail, Hand or Courier

Endeavor Trust Corporation

777 Hornby St Suite 702,

Vancouver, BC V6Z 1S4

ADDITIONAL INFORMATION

Where can you find more information about us?

The Company has filed with the SEC the Registration Statement. This Circular, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Circular but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

You may also access the Company’s disclosure documents and any reports, statements or other information that we file with the Canadian Securities Authorities through the internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering Analysis and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov.

Additional information on the Company may be found on the Company’s website at www.InsuraGuestmining.com.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about InsuraGuest that has not been generally disclosed.

ENFORCEABILITY OF CIVIL LIABILITES

The Company is incorporated under the Business Corporations Act (British Columbia). Certain of the Company’s directors are residents of Canada or otherwise reside outside the United States. The Company has appointed an agent for service of process in the United States (described below), but it may be difficult for Shareholders that reside in the United States to effect service upon those directors and experts that are not resident in the United States. It may also be difficult for Shareholders that reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the U.S. federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular forms a part.

Exhibit	Description

99.1	Consolidated Financial Statement For the years ended June 30, 2023 and June 30, 2022

99.2	Management’s Discussion and Analysis for the year ended June 30, 2023

99.3	Condensed Interim Consolidated Financial Statements for the three months ended September 20, 2023

99.4	Management’s Discussion and Analysis for the three months ended September 30, 2023

99.5	Notice of Annual General Meeting of Shareholders to be held on October 17, 2023, and Information Circular

99.6	Consent of Buckley Dodds, CPA

99.7	News Release Dated October 3, 2023

99.8	News Release Dated October 17, 2023

99.9	See Power of Attorney in Part III of the F-7

Shareholders in the US are encouraged to read the Registration Statement, including exhibits carefully and in their entirety.

Item 2. Informational Legends

See the Rights Offering Circular.

Item 3. Incorporation of Certain Information by Reference

None.

Item 4. List of Documents Filed with the Commission

-	Rights Offering Circular
-	Notice of Rights Offering

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS - EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statement For the years ended June 30, 2023 and June 30, 2022

99.2	Management’s Discussion and Analysis for the year ended June 30, 2023

99.3	Condensed Interim Consolidated Financial Statements for the three months ended September 20, 2023

99.4	Management’s Discussion and Analysis for the three months ended September 30, 2023

99.5	Notice of Annual General Meeting of Shareholders to be held on October 17, 2023, and Information Circular

99.6	Consent of Buckley Dodds, CPA

99.7	News Release Dated October 3, 2023

99.8	News Release Dated October 17, 2023

99.9	See Power of Attorney in Part III below

PART III – CONSENT TO SERVICE OF PROCESS

Not Applicable.

SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Country of Canada, on the 21st of March, 2024.

INSURAGUEST, TECHNOLOGIES, INC.

By:	/s/ Douglas K. Anderson
Douglas K. Anderson
Chief Executive Officer

POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints Douglas K. Anderson as attorney-in-fact with full power of substitution to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the SEC.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas K. Anderson	Chief Executive Officer, and Chairman	March 21, 2024
Douglas K. Anderson	(principal executive officer)

/s/ Logan Anderson	Chief Financial Officer, Director	March 21, 2024
Logan Anderson

/s/ Dave Ryan	Secretary, Director	March 21, 2024
Dave Ryan

/s/ Charles J. Cayias	Director	March 21, 2024
Charles J. Cayias

/s/ Sean O’Neill	Director	March 21, 2024
Sean O’Neill

/s/ Christopher J. Panos	Director	March 21, 2024
Christopher J. Panos

/s/ Roderick H. Risk	Director	March 21, 2024
Roderick H. Risk

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of InsuraGuest Technologies, Inc. in the United States in the state of Utah in the city of Salt Lake City on the 21st of March, 2024.

/s/ Douglas K. Anderson
Douglas K. Anderson
Chief Executive Officer